[Luse Gorman Pomerenk & Schick Letterhead]

(202) 274-2009	mlevy@luselaw.com
March 27, 2009
VIA EDGAR

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investors Bancorp, Inc.
Registration Statement on Form S-4
Filed February 20, 2009
File No. 333-157444
Dear Mr. Clampitt:
     We are in receipt of your letter dated March 4, 2009 providing comments on the referenced filing for Investors Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
Form S-4
Questions and Answers...page 1
1.	Revise to add a Q&A similar to, “Is the value to be received subject to change?” and disclose in the answer the common stock price and equivalent value as of the most recent practicable date. In addition, briefly describe the termination provisions if Investors Bancorp’s stock price declines as disclosed in the bullets on page 50. In this regard, summarize bullet 2 in Plain English.

The Prospectus has been revised in response to the Staff’s comment. Please see pages 3, 8 and 22.

Michael Clampitt
March 27, 2009

Merger Summary, page 5 and Risk Factors – Risks Related to the Merger, page 17
2.	Please include disclosure in these sections, and elsewhere in the filing as necessary, clearly describing the change in Investors Bancorp’s stock price since the merger agreement was signed, the fact that the exchange ratio is fixed and the potential resulting consequences. For example, describe how American Bancorp of New Jersey stockholders could receive merger consideration that is worth less than the shares of American Bancorp common stock they own. Please provide examples using recent stock prices.

The Prospectus has been revised in response to the Staff’s comment. Please see pages 3, 8 and 22.
          We appreciate your prompt consideration of this matter. Should you have any questions or comments, please call me at (202) 274-2009.

Sincerely,

/s/ Marc P. Levy

Marc P. Levy

cc:	Kevin Cummings John Gorman, Esq.